FORM C-AR

ANNUAL REPORT

Pursuant to Regulation Crowdfunding (17 CFR §227.202)

For the fiscal year ended December 31, 2025

Cover Page Information

Name of issuer	Bunch Bikes Inc.
CIK	0002070139
Form of organization	Corporation
Jurisdiction	Delaware
Date of organization	Originally organized as a Texas LLC on November 10, 2017; converted to a Delaware corporation on January 23, 2020
Physical address	4408 Worthington Dr, Ste 105, Denton, TX 76207
Website	https://bunchbike.com
Annual report posted at	https://bunchbike.com/invest
Current number of employees	7

Selected Financial Data

All figures in U.S. dollars, derived from the Company's general ledger as maintained in Xero. FY2024 figures presented herein reflect the Company's books as currently maintained and may differ in certain respects from the FY2024 figures previously reported in the Company's Form C offering statement, which were derived from independently reviewed financial statements that included reclassifications. See "Management's Discussion and Analysis" under Question 17 for additional discussion.

	Most recent fiscal year-end (FY2025)	Prior fiscal year-end (FY2024)
Total Assets	$1,124,000	$696,689
Cash & Cash Equivalents	$477,754	$271,243
Accounts Receivable	$4,346	$14,541
Short-term Debt	$302,527	$232,660
Long-term Debt	$1,303,057	$1,297,066

	Most recent fiscal year-end (FY2025)	Prior fiscal year-end (FY2024)
Revenues / Sales	$2,006,092	$2,317,410
Cost of Goods Sold	$1,348,943	$1,456,182
Taxes Paid	$0	$0
Net Income (Loss)	($217,787)	($35,561)

Required Legends

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Annual Report

This Annual Report is filed pursuant to Rule 202 of Regulation Crowdfunding. Disclosures below correspond to Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y), as required for Form C-AR. Questions are numbered sequentially below; this numbering does not correspond to the question numbering of the Form C offering statement filed by the Company on September 12, 2025 (SEC Accession No. 0001670254-25-000817), as offering-specific questions are not applicable to this annual report.

THE COMPANY

1. Name of issuer

Bunch Bikes Inc.

DIRECTORS OF THE COMPANY

2. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Aaron Powell	CEO	Bunch Bikes Inc.	2017

Business experience of each director during the past three years:

Aaron Powell.

Aaron Powell has served as the Founder and Chief Executive Officer of Bunch Bikes Inc. since the Company’s inception in 2017, and has continued to serve in that capacity throughout the past three years. In this role, Mr. Powell has principal responsibility for the Company’s overall strategic direction, product development, supply chain operations, finance and capital raising, and day-to-day management.

OFFICERS OF THE COMPANY

3. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Aaron Powell	President	2017
Aaron Powell	CEO	2017

Business experience of each officer during the past three years:

Aaron Powell.

Aaron Powell has served as the President and Chief Executive Officer of Bunch Bikes Inc. continuously throughout the past three years. Refer to Question 2 above for a description of Mr. Powell's responsibilities and business activity in these roles.

PRINCIPAL SECURITY HOLDERS

4. Provide the name and ownership level of each person who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power
Aaron Powell	6,000,000 Common Stock	76.331%

BUSINESS AND ANTICIPATED BUSINESS PLAN

5. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Overview

Bunch Bikes Inc. ("Bunch," "the Company," or "we") was originally formed as a Texas limited liability company on November 10, 2017 and was subsequently converted to a Delaware corporation on January 23, 2020. The Company is headquartered in Denton, Texas. The Company designs, imports, and sells electric cargo bicycles, with a singular focus on building the most reliable electric cargo bikes in the market for daily family use. The Company's customers are families located primarily across the United States, with a small portion in Canada.

Products

As of the date of this annual report, the Company offers three production models:

- **The Original 4+** — front-loading family cargo e-bike, retail price $6,499
- **The K9 4+** — front-loading e-bike configured for transporting dogs, retail price $6,499
- **The Preschool** — extended cargo configuration designed for transporting multiple young children, retail price $7,299

All current production models are UL-2849 certified.

Distribution and Channel Mix

The Company sells primarily direct-to-consumer through its website at bunchbike.com, supported by final assembly and quality control performed in-house at the Company's Denton, Texas facility. In FY2025, direct-to-consumer sales accounted for approximately 94.9% of revenue.

The Company also maintains a wholesale program, which accounted for the remaining 5.1% of revenue in FY2025. The Company's largest wholesale partner is Pedego Electric Bikes, the largest electric bike retailer in North America, where the Company is authorized to sell across Pedego's full network of more than 160 retail locations. As of the date of this report, 14 Pedego locations are actively selling Bunch products. The Company also sells through a small network of independent bicycle dealers.

Beginning in early 2025, due to the significant gross margin pressure caused by increased import tariffs on Chinese-manufactured goods (described below), the Company suspended active growth initiatives in the wholesale channel. The Company anticipates resuming wholesale channel growth as a primary strategic focus beginning in 2027, after the Company's supply chain transition is complete and tariff exposure has been reduced.

Manufacturing and Supply Chain

The Company does not own manufacturing facilities. Production of the Company's current bike models is conducted at contract manufacturing partners located in China. Finished goods are imported into the United States, where the Company performs final assembly, quality control, and fulfillment from its Denton, Texas warehouse.

In response to substantial increases in U.S. import tariffs on goods manufactured in China during 2025, the Company has identified a contract manufacturing partner in Vietnam and initiated a transition of its production. As of the date of this report, factory tooling and molds for the Company's next-generation Bunch 5 bike platform are being produced in Vietnam, with the first Vietnam production run expected to commence in the second quarter of 2026. The Company anticipates that all subsequent bike production will occur in Vietnam, with the final shipment of China-manufactured bikes expected in June 2026. Vietnam-manufactured bikes are anticipated to be subject to lower tariff rates than China-manufactured bikes, which the Company expects will materially improve gross margins.

Year in Review: Fiscal Year 2025

Fiscal year 2025 was substantially shaped by U.S. import tariff policy. Beginning in April 2025, tariff rates on Chinese-manufactured goods fluctuated significantly, ranging from 25% to 145% over the course of the year before settling at 45% following a U.S./China trade agreement. The Company responded by raising retail prices (for example, the price of The Original 4+ increased from $5,799 to $6,499 during the year), conserving cash during periods of tariff uncertainty, and reducing operating expenses where feasible. The Company also stockpiled inventory in advance of certain threatened tariff increases that did not ultimately materialize. Trailing 12-month revenue declined from approximately $2.36 million prior to the onset of the trade war to approximately $2.06 million by year-end.

In September 2025, the Company commenced a Regulation Crowdfunding offering on the Wefunder platform. The offering closed in 2026 and raised approximately $750,295 from 244 investors. The proceeds provided the Company with operating runway through the period of tariff uncertainty and funded continued investment in product development and supply chain transition.

In November 2025, following finalization of a U.S./Vietnam trade framework, the Company commenced its supply chain transition to Vietnam. Tooling and mold production for the next-generation Bunch 5 platform began at the new Vietnam factory.

Development of the Company's planned child seat product (the "Bunch Baby") was temporarily paused during the period of tariff uncertainty when reliable unit cost estimation was not possible. Development resumed in November 2025.

Anticipated Business Plan: Fiscal Year 2026 and Beyond

The Company's strategic priorities for FY2026 are:

1. **Complete the supply chain transition to Vietnam.** Begin Vietnam production of the next-generation Bunch 5 bike platform in Q2 2026, with first production units expected to arrive in the United States by end of 2026. The Company expects this transition to materially reduce its tariff burden and restore gross margin.

2. **Launch the Bunch 5 bike models.** The Company tested first factory prototypes in January 2026 and expects to begin final road testing at its Denton, Texas headquarters in May 2026, with retail launch targeted for end of 2026.

3. **Advance the Bunch Baby child seat toward production.** Following resumed development in late 2025, the Company is targeting production tooling completion by end of 2026 and a retail launch in Q2 2027.

4. **Resume direct-to-consumer growth investment.** The Company plans to launch a Meta advertising campaign in Q2 2026 to drive direct-to-consumer sales growth, contingent on inventory cost structure supporting reinvestment in customer acquisition.

5. **Return to operating profitability.** The Company is targeting a return to 10% net operating profitability through a combination of operating expense reductions and gross margin improvement as higher-tariff inventory is sold through and replaced by lower-tariff Vietnam-manufactured inventory.

Forward-Looking Statements and Material Uncertainties

Investors are cautioned that the foregoing statements regarding the Company's anticipated business plan are forward-looking and subject to substantial risks and uncertainties. In particular: (i) U.S. tariff policy continues to evolve, including the February 2026 Supreme Court decision striking down certain IEEPA tariffs and the subsequent imposition of Section 121 tariffs that are scheduled to expire in July 2026 and may be replaced; (ii) ongoing geopolitical conflict in the Middle East has materially increased ocean shipping costs, aluminum costs, and energy costs in Asia, all of which affect the Company's input costs; (iii) the Company's transition to Vietnam manufacturing involves execution risk, including the production of new tooling and achievement of production-quality output; and (iv) the Company's ability to return to profitability depends on factors including consumer demand at higher retail price points, the pace of inventory turnover, and successful execution of product launches. See "Risk Factors" beginning at Question 6 for additional discussion.

RISK FACTORS

6. Discuss the material factors that make an investment in the issuer speculative or risky.

Investors should carefully consider the following risk factors, as well as the other information set forth in this annual report, in evaluating the Company. The risks described below are not the only risks facing the Company; additional risks not currently known or considered immaterial may also impair the Company's business operations or financial results.

Competition

We operate in a highly competitive marketplace where both established industry leaders and new entrants actively vie for market share. Competitors with greater financial resources, more extensive research and development capabilities, or stronger brand recognition may outpace our efforts, thereby limiting our ability to capture or maintain a significant portion of the market. This intense competition could force us to invest more heavily in innovation, marketing, and customer acquisition, which may increase our operating expenses and adversely affect our profitability.

Lack of Patents/Cost of Defending Patents

Our current intellectual property portfolio is limited, and we have not secured comprehensive patent protection for many of our products. This lack of robust intellectual property protection exposes us to the risk that competitors could replicate our innovations, thereby eroding our competitive advantage. Furthermore, if we need to defend our intellectual property or pursue infringement claims, we may incur substantial legal expenses and divert valuable resources from other critical areas of our business. The uncertainty and high costs associated with obtaining and defending patents could adversely impact our ability to safeguard our technology and achieve sustainable growth.

Liability and PR Risk from Injury

While we design and manufacture our products with user safety in mind, there remains an inherent risk that a user could suffer an injury while using our product. Any such incident could expose us to significant liability claims, potentially resulting in costly litigation and regulatory scrutiny. In addition to the direct financial impact, negative media coverage or social media backlash following an injury event could damage our reputation, diminish consumer trust, and adversely affect future sales. This dual exposure to legal and public relations risks represents a material concern for our business.

Supply Chain Risk

Our production and delivery processes depend on a complex and often global supply chain, which is susceptible to disruptions from various sources including geopolitical instability, natural disasters, transportation delays, or the failure of key suppliers. Any interruption or degradation in the performance of our supply chain could lead to production slowdowns, inventory shortages, or increased operational costs. Furthermore, quality control issues arising within the supply chain could compromise product integrity, potentially resulting in customer dissatisfaction or costly recalls. Managing these supply chain risks is critical to ensuring consistent product delivery and maintaining customer confidence.

Manufacturing Costs / Costs of Goods Sold Fluctuations

Our profitability is highly sensitive to fluctuations in manufacturing costs and the overall costs of goods sold, which can be affected by variables such as raw material price volatility, labor cost increases, and changes in currency exchange rates. Should these costs rise unexpectedly, our profit margins may be squeezed, and we might be forced to pass increased expenses on to customers through higher prices. Such cost pressures could negatively impact our competitive pricing, reduce demand for our products, and ultimately impair our financial performance and growth prospects.

In addition to ordinary-course input cost variability, ongoing geopolitical conflict in the Middle East has materially increased certain of the Company's key input costs, including ocean shipping rates, aluminum prices, and energy costs in Asia. The Company has accepted higher factory pricing for forthcoming production runs and has increased shipping charges to customers to offset higher carrier surcharges. There can be no assurance as to when, or whether, these elevated input costs will return to historical levels, and continued elevation could further compress gross margins.

Tariff Exposure

The Company's products are imported into the United States and are therefore subject to U.S. tariffs and trade policy, which has been highly volatile. During fiscal year 2025, U.S. import tariff rates applicable to the Company's Chinese-manufactured bikes fluctuated significantly, ranging from 25% to 145% before settling at 45% following a U.S./China trade agreement. These tariffs materially compressed gross margins, reduced unit sales, and contributed to operating losses for the year. There can be no assurance that pricing actions taken by the Company will offset future tariff increases without further adverse impact on demand or margins.

Trade policy uncertainty has continued into fiscal year 2026. In February 2026, the U.S. Supreme Court struck down certain tariffs imposed under the International Emergency Economic Powers Act (IEEPA). Section 121 tariffs were imposed in their place at lower rates but are scheduled to expire in July 2026, after which they are expected to be replaced by Section 301 tariffs at rates similar to those in effect during fiscal year 2025. Future U.S. trade policy actions, including the imposition of new tariffs on goods from any of the Company's sourcing geographies, could materially and adversely affect the Company's cost structure, margins, and ability to compete on retail price.

The Company expects to continue sourcing certain components from China for the foreseeable future. Chinese-origin components incorporated into the Company's products may remain subject to U.S. tariffs and trade restrictions, and the Company therefore expects to retain ongoing tariff exposure to China-sourced inputs even as bike production occurs outside of China. Disruption to, or material cost increases in, the Company's component supply chain could occur for reasons including U.S. policy changes, retaliatory measures, or sourcing-country-level export restrictions. The full financial impact of present and future tariff actions cannot be reasonably estimated.

Regulatory and Legal Risks

Our operations are subject to a wide range of regulatory and legal requirements that are continuously evolving. Changes in regulations, industry standards, or compliance requirements at local, national, or international levels could necessitate costly modifications to our product designs, manufacturing processes, or business operations. Failure to adapt promptly to regulatory changes or to meet compliance obligations could result in fines, legal actions, or reputational harm, any of which may materially impact our business and hinder our growth initiatives.

Customer Acquisition Channels

Our growth strategy depends heavily on diversified customer acquisition channels whose cost and effectiveness can vary significantly over time. Changes in market conditions, consumer behavior, and competitive dynamics may lead to increased acquisition costs or lower conversion rates, thereby reducing the efficiency of these channels. If the effectiveness of one or more key channels diminishes, or if higher costs become necessary to attract and retain customers, our marketing expenses could escalate, adversely impacting our overall profitability and growth potential.

Technology Obsolescence

The e-bike industry is characterized by rapid technological advancement, including improvements in battery efficiency, motor performance, smart connectivity features, and overall product design. As new technologies emerge and consumer expectations evolve, our current product offerings may become outdated or less competitive relative to newer innovations in the marketplace. The need to continuously invest in research and development to keep pace with technological changes requires significant capital allocation and may strain our financial resources. Furthermore, if we fail to anticipate or adapt to technological shifts in a timely manner, our products could lose market appeal, resulting in declining sales, excess inventory of obsolete models, and erosion of our competitive position. This constant pressure to innovate and upgrade our technology platforms represents an ongoing challenge that could materially impact our long-term viability and growth prospects.

Reliance on Key Management

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Securities Risk

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

OWNERSHIP AND CAPITAL STRUCTURE

7. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

The Company's outstanding securities, the rights and preferences of which are summarized below, consist of (i) Common Stock, (ii) two classes of Simple Agreement for Future Equity ("SAFE") instruments issued in connection with the Company's Regulation Crowdfunding offering, (iii) Common Stock options issued under the Company's stock option plan, and (iv) Revenue Sharing Agreements (described under Question 13, "Indebtedness").

Class of Security	Authorized	Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000 shares	7,860,506 shares	Yes (1 vote per share)	See below
SAFE (Early Bird tranche)	N/A	$444,900 aggregate Purchase Amount; held of record by Bunch Bikes I EB, a series of Wefunder SPV, LLC	No	Convertible per terms below

Class of Security	Authorized	Outstanding	Voting Rights	Other Rights
SAFE (Standard tranche)	N/A	$305,295 aggregate Purchase Amount; held of record by Bunch Bikes I, a series of Wefunder SPV, LLC	No	Convertible per terms below
Stock Options	1,000,000 shares (pool)	112,327 options outstanding (approximately 104,609 vested and 7,718 unvested as of December 31, 2025); weighted-average exercise price of $0.39	No (until exercised)	See below
Revenue Sharing Agreements	$120,000 (authorized pool)	$96,100 outstanding	No	See Question 13

All amounts as of the date of this report. The Wefunder offering closed on April 6, 2026. As of December 31, 2025, aggregate SAFE Purchase Amounts outstanding were $442,150 (Early Bird tranche) and $184,700 (Standard tranche), with the remaining $2,750 (Early Bird) and $120,595 (Standard) issued at the April 6, 2026 closing.

Common Stock

Common stockholders are entitled to one vote per share. The Common Stock is the only class of voting equity securities currently outstanding. Holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. In addition to regular dividends, certain investors (Barbara Corcoran Holdings, LLC and Herjavec Entertainment Corp) are entitled to pro-rata cash flow rights described below under "Special Rights of Certain Common Stockholders." Common Stock is junior to the Company's outstanding indebtedness, the SAFEs, and any future series of Preferred Stock issued upon SAFE conversion, in liquidation.

Simple Agreements for Future Equity (SAFEs)

In connection with its Regulation Crowdfunding offering on Wefunder (SEC Accession No. 0001670254-25-000817), the Company issued two classes of SAFE instruments to two co-issuer special purpose vehicles managed by Wefunder Admin, LLC. The SAFEs are based on the standard Y Combinator post-money SAFE form. Each SAFE was issued to a single SPV holder of record (i.e., the SPV is the legal holder of the Company's SAFE; the underlying 244 individual investors hold membership interests in the SPVs). The two SAFE classes differ only with respect to their valuation cap and discount terms, as follows:

- **Early Bird SAFE** — issued to Bunch Bikes I EB, a series of Wefunder SPV, LLC. Aggregate Purchase Amount of $444,900. Post-Money Valuation Cap of $10,000,000 with a 20% discount rate.

- **Standard SAFE** — issued to Bunch Bikes I, a series of Wefunder SPV, LLC. Aggregate Purchase Amount of $305,295. Post-Money Valuation Cap of $12,000,000 with no discount.

Material terms common to both SAFE classes:

- **Equity Financing conversion:** Upon the initial closing of a bona fide preferred stock financing ("Equity Financing"), each SAFE converts automatically into shares of a series of "Safe Preferred Stock" at a Conversion Price equal to the lower of (a) the SAFE's applicable Post-Money Valuation Cap divided by the Company Capitalization, or (b) for the Early Bird SAFE only, the Equity Financing price multiplied by 80%.
- **Liquidity Event:** Upon a Change of Control or Initial Public Offering, each SAFE entitles the holder to receive the greater of (a) the Purchase Amount, or (b) the amount payable on a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (calculated using the SAFE's Valuation Cap).
- **Dissolution Event:** Upon dissolution or winding-up of the Company, the holder is entitled to receive the Purchase Amount, subject to the liquidation priority described below.
- **Liquidation priority:** The SAFEs are junior to outstanding indebtedness and creditor claims, on par with other SAFEs and any series of Preferred Stock, and senior to Common Stock.
- **No voting, dividend, MFN, or pro-rata rights:** The SAFE holder has no voting rights, no rights to dividends (other than a Dividend Amount payable on Common Stock dividends, computed on an as-converted basis), no "most favored nation" protection, and no pro-rata or preemptive participation rights with respect to future financings, in each case until and unless the SAFE converts into shares of Capital Stock.

The Company has not yet authorized any class or series of Preferred Stock. The Company's certificate of incorporation will need to be amended to authorize Preferred Stock at the time of the SAFE conversion. Until that occurs, no Preferred Stock is outstanding.

Stock Options

The Company maintains an equity compensation plan under which it has reserved 1,000,000 shares of Common Stock for issuance upon exercise of stock options. As of December 31, 2025, options to purchase 112,327 shares of Common Stock were outstanding at a weighted-average exercise price of $0.39 per share, of which approximately 104,609 were vested and 7,718 were unvested. No options were granted, exercised, or forfeited during fiscal year 2025. The remaining unvested options vest monthly through August 29, 2026 under the existing grant. Options issued to employees are non-voting until exercised.

Revenue Sharing Agreements

The Company has authorized up to $120,000 in Revenue Sharing Agreements (RSAs). RSAs represent the right of the holder to receive a share of the Company's future revenue and are not equity securities. As of December 31, 2025, $96,100 of RSAs are outstanding. No RSAs were issued or settled during fiscal year 2025. RSAs are described in greater detail under Question 13, "Indebtedness."

Special Rights of Certain Common Stockholders

Pursuant to existing agreements, two of the Company's investors — Barbara Corcoran Holdings, LLC ("BCH") and Herjavec Entertainment Corp ("HEC") — hold contractual rights with respect to their shares of Common Stock that are in addition to those held by other Common stockholders. These rights, all of which remain in effect as of the date of this report and have not been amended, are summarized below.

Pro-Rata Cash Flow Rights.

Each of BCH and HEC is entitled to pro-rata cash flow payments equal to 7.5% of any compensation, payments, or dividends paid by the Company to the Founder for performance of services related to the business. The first $49,999 of such pro-rata payments to each holder is treated as a return of capital. These pro-rata payments continue until each holder has received a 3x return on its respective $50,000 investment ($150,000 total per holder), at which point the pro-rata payment rights cease. As of December 31, 2025, BCH had received cumulative pro-rata cash flow payments of $52,619.21 (representing approximately 35.1% of its $150,000 cap) and HEC had received cumulative pro-rata cash flow payments of $52,639.21 (representing approximately 35.1% of its $150,000 cap).

Redemption Right.

Beginning on March 25, 2026 (which is five years after the original investment Effective Date of March 25, 2021), BCH may elect to require the Company to redeem or repurchase BCH's interest, and if BCH so elects, HEC has the option to join in such election. The redemption price is equal to the Purchase Price ($50,000 per holder) plus interest thereon at a rate of 5% per annum from the Effective Date until the redemption price is paid in full. Any such redemption is payable in three equal annual installments. The redemption right became exercisable on March 25, 2026. As of the date of this report, neither BCH nor HEC has provided the Company with notice of intent to exercise this redemption right. There can be no assurance that BCH or HEC will not exercise this right in the future. If exercised in full by both holders, the aggregate redemption obligation (assuming exercise on the date of this report) would total approximately $125,000 (representing $50,000 of original capital plus approximately $12,500 of accrued 5% interest, multiplied by two holders), payable over three years.

Liquidation Preference.

In the event of any liquidation or winding up of the Company, or upon the sale of substantially all of its assets or equity (a "Liquidation Event"), the proceeds shall be distributed in the following order: (a) first, to the creditors of the Company, including creditors who are shareholders, in satisfaction of all liabilities and obligations of the Company; (b) second, to BCH and HEC to satisfy any remaining Liquidation Preference, which is an amount equal to the unrecovered portion of their initial $50,000 investments, to the extent not previously returned through pro-rata cash flow payments; and (c) thereafter, to all shareholders pro rata based on their ownership percentages, subject to any rights of holders of Preferred Stock issued upon SAFE conversion. If BCH and HEC have been paid back 100% of their original capital through ordinary profits, dividends or otherwise, this Liquidation Preference shall no longer apply.

8. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities, and may never see positive returns.

9. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

10. How could the exercise of rights held by the principal shareholders identified in Question 4 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns.

11. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

12. What are the risks to purchasers associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer, or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests.

13. Describe the material terms of any indebtedness of the issuer.

As of December 31, 2025, the Company's material indebtedness consists of (i) an SBA Economic Injury Disaster Loan, (ii) a JPMorgan Chase business line of credit, (iii) outstanding business credit card balances, and (iv) Product Development Revenue Sharing Agreements. Material terms of each are described below.

Creditor / Instrument	Outstanding (12/31/2025)	Interest Rate	Maturity / Term
U.S. Small Business Administration (EIDL)	$1,206,957.12	3.75% fixed	May 19, 2050
JPMorgan Chase Bank, N.A. (Business Line of Credit)	$170,599.23	Prime + 4.75% (variable; 11.50% as of December 2025)	July 18, 2029 (final availability date)
Business credit card accounts (American Express, JPMorgan Chase, Citibank — aggregate)	$110,513.01	Variable; ranges across customary commercial credit card APRs	Revolving
Product Development Revenue Sharing Agreements	$96,100	N/A (revenue-share)	Settled from product revenue (no fixed maturity)

U.S. Small Business Administration (SBA) Economic Injury Disaster Loan

The Company holds an Economic Injury Disaster Loan from the U.S. Small Business Administration originally issued on May 18, 2020 in the amount of $150,000, subsequently modified on August 13, 2021 to $500,000 and on December 6, 2021 to $1,174,500. The loan bears interest at a fixed rate of 3.75% per annum and matures on May 19, 2050. Installment payments of principal and interest of $5,747 per month were originally to commence twenty-four months from the date of the original note, with any remaining balance due at maturity.

On July 22, 2024, the Company entered into a hardship accommodation plan with the SBA that temporarily reduced monthly payments to $575 for a period of twelve months. The hardship accommodation plan expired on July 19, 2025, after which the Company resumed regular monthly payments of $5,747. As of December 31, 2025, the outstanding principal and interest balance of the loan was $1,206,957.12, and the Company was current on all required payments. (See "Subsequent Events" below regarding a second hardship accommodation plan effective May 19, 2026.)

The loan is secured by a continuing security interest granted to the SBA in all tangible and intangible personal property of the Company, including but not limited to inventory, equipment, instruments (including promissory notes), chattel paper, documents, letter of credit rights, accounts, deposit accounts, commercial tort claims, general intangibles, and as-extracted collateral as defined in the Uniform Commercial Code. The loan is personally guaranteed by Aaron Powell, the Company's Founder and Chief Executive Officer. Loan proceeds were designated solely as working capital to alleviate economic injury caused by the COVID-19 pandemic.

JPMorgan Chase Bank, N.A. — Business Line of Credit

The Company entered into a Business Line of Credit and Security Agreement with JPMorgan Chase Bank, N.A. on July 18, 2024, with maximum availability of $195,000. The interest rate is 4.750% per annum above the Prime Rate. As reflected on the Company's December 2025 statement, the applicable interest rate was 11.50% per annum. The final availability date is the earlier of July 18, 2029 or the date the bank notifies the Company that it is no longer obligated to make advances.

Beginning August 18, 2024, the Company is required to make monthly payments equal to the greater of (i) $100 or (ii) accrued interest plus 1/100 of the unpaid principal balance, until the final availability date. After the final availability date, monthly payments are equal to the greater of (i) $250 or (ii) accrued interest plus 1/60 of the unpaid principal balance. The line of credit is subject to an annual fee of 0.25% of the loan amount, with a minimum of $200 and a maximum of $750.

The line of credit is secured by a continuing security interest in all of the Company's right, title and interest in (a) inventory, (b) equipment, (c) chattel paper, (d) accounts (including healthcare insurance receivables), (e) deposit accounts, and (f) general intangibles, including payment intangibles and software. The line of credit is personally guaranteed by Aaron Powell, the Company's Founder and Chief Executive Officer. As of December 31, 2025, the outstanding balance was $170,599.23, and the Company was current on all required payments.

Business Credit Card Accounts

The Company maintains business credit card accounts with American Express, JPMorgan Chase, and Citibank, used in the ordinary course of business for operating expenses. As of December 31, 2025, the aggregate outstanding balance across these credit card accounts was $110,513.01. The accounts bear variable annual percentage rates that range across customary commercial credit card rates and are personally guaranteed by Aaron Powell, the Company's Founder and Chief Executive Officer.

Product Development Revenue Sharing Agreements

The Company has authorized up to $120,000 in Revenue Sharing Agreements (RSAs). Each RSA represents an investment by a third party in exchange for a share of the Company's future revenue from a product to be developed using the proceeds. The minimum investment per agreement is $1,200. RSAs have not been registered under the Securities Act and are subject to resale restrictions. RSA proceeds are recognized as a liability on the Company's balance sheet and are settled from future revenue payments once the funded product comes to market. As of December 31, 2025, the aggregate outstanding RSA balance was $96,100. No RSAs were issued and no RSA payments were made during fiscal year 2025.

Subsequent Events Related to Indebtedness

Effective May 19, 2026, the Company entered into a second hardship accommodation plan with the SBA, pursuant to which monthly payments on the SBA EIDL will be temporarily reduced by 50% to $2,873.50 per month for a period of six months. Following expiration of this hardship accommodation period, regular monthly payments of $5,747 are scheduled to resume.

14. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
September 12, 2025 — April 6, 2026 (offering period)	Section 4(a)(6) / Regulation Crowdfunding	Simple Agreements for Future Equity (SAFEs), in two tranches: Early Bird and Standard	$750,195 (244 investors)	Working capital, debt service, product development (Bunch 5 platform and Bunch Baby seat), and supply chain transition to Vietnam
Various dates during fiscal years 2023 and 2024	Section 4(a)(2)	Revenue Sharing Agreements	$96,100	Product development

The Wefunder offering was conducted jointly with two co-issuer special purpose vehicles, Bunch Bikes I and Bunch Bikes I EB (each a series of Wefunder SPV, LLC), as described under Question 7. Material terms of the SAFEs and the Revenue Sharing Agreements are described under Questions 7 and 13, respectively.

15. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;

(2) any person who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities;

(3) any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

Yes.

Aaron Powell is the Company's sole director, sole officer (Founder, Chief Executive Officer, and President), and the beneficial owner of approximately 76.331% of the Company's outstanding voting equity securities. The following transactions or arrangements between the Company and Mr. Powell, each of which exceeds five percent of the aggregate amount of capital raised by the Company in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period (which threshold is approximately $37,510), are disclosed below. The Company is not aware of any other transactions during fiscal year 2025 that meet the disclosure threshold of this Question 15.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Aaron Powell	Founder, sole director, sole officer (CEO and President), and 20%+ beneficial owner	Receipt of salary as the Company's principal executive officer during fiscal year 2025	$148,849.55 (FY2025 cash compensation)
Aaron Powell	Same as above	Personal guarantee of the Company's SBA Economic Injury Disaster Loan (see Question 13)	$1,206,957.12 (outstanding balance as of 12/31/2025)
Aaron Powell	Same as above	Personal guarantee of the Company's JPMorgan Chase business line of credit (see Question 13)	$170,599.23 (outstanding balance as of 12/31/2025)
Aaron Powell	Same as above	Personal guarantee of the Company's aggregate business credit card balances (American Express, JPMorgan Chase, and Citibank — see Question 13)	$110,513.01 (aggregate outstanding balance as of 12/31/2025)

As described under Question 7, Barbara Corcoran Holdings, LLC ("BCH") and Herjavec Entertainment Corp ("HEC") are entitled to pro-rata cash flow payments equal to 7.5% each of compensation paid by the Company to the Founder. During fiscal year 2025, the Company paid an aggregate of $26,267.56 to BCH and HEC pursuant to those rights. Because neither BCH nor HEC is a director, officer, 20%+ beneficial owner, promoter, or immediate family member of any such person, these payments are not separately disclosed under this Question 15; full terms of the BCH and HEC arrangements are described under Question 7.

FINANCIAL CONDITION OF THE ISSUER

16. Does the issuer have an operating history?

Yes.

17. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this annual report. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section under Question 6 for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Company designs, imports, and sells electric cargo bicycles primarily through a direct-to-consumer channel, with a small wholesale program. Fiscal year 2025 was substantially affected by U.S. import tariff policy, which materially compressed gross margins and reduced unit sales. The Company concluded fiscal year 2025 with a meaningful operating loss but also with materially improved liquidity following initial closings of its Regulation Crowdfunding offering on the Wefunder platform. Subsequent to fiscal year-end, the Company completed the Regulation Crowdfunding offering and continued execution of a transition of bike production from China to Vietnam, which the Company expects will improve gross margins during fiscal year 2026.

Results of Operations — FY2025 vs. FY2024

Revenue.

Revenue declined to $2,006,092 in fiscal year 2025 from $2,317,410 in fiscal year 2024, a decrease of approximately 13.4% or $311,317. The decline was primarily attributable to reduced unit sales volume as the Company raised retail prices in response to substantial increases in U.S. import tariffs on Chinese-manufactured goods that took effect during fiscal year 2025. While higher per-unit pricing partially offset volume declines, the net effect was a meaningful reduction in top-line revenue.

Cost of Revenue and Gross Profit.

Cost of revenue (which includes cost of goods sold and direct labor) decreased to $1,348,943 in fiscal year 2025 from $1,456,182 in fiscal year 2024, a decrease of approximately 7.4%, reflecting lower unit volumes partially offset by higher per-unit landed costs driven by tariffs. Gross profit was $657,149 in fiscal year 2025 compared to $861,228 in fiscal year 2024, and gross margin contracted from approximately 37.2% to approximately 32.8% of revenue. The margin compression was primarily attributable to the impact of elevated import tariffs on cost of goods sold during the year.

Operating Expenses.

Operating expenses totaled $747,522 in fiscal year 2025 compared to $764,534 in fiscal year 2024, a decrease of approximately 2.2%, reflecting management's efforts to reduce operating costs during a period of margin pressure. Within operating expenses: facilities expense declined to $91,747 from $158,001, primarily as a result of the Company's relocation in January 2025 to a smaller facility, which materially reduced annual rent obligations; marketing expense declined to $99,886 from $134,770, reflecting management's deliberate reduction in customer acquisition spending during the period of tariff uncertainty and margin compression; indirect labor increased to $347,379 from $288,533; and other operating expenses increased to $208,512 from $183,229.

Other Income and Expense.

Other expense, net, was $40,514 in fiscal year 2025 compared to net other expense of $49,207 in fiscal year 2024. The largest component of fiscal year 2025 other expense was $40,324 of crowdfunding offering expenses incurred in connection with the Company's Regulation Crowdfunding offering. The Company did not record any tariff refunds or material product recall expenses during fiscal year 2025.

Interest Expense.

Interest expense increased to $86,901 in fiscal year 2025 from $75,598 in fiscal year 2024. The increase was primarily attributable to (i) increased interest accrual on the Company's SBA Economic Injury Disaster Loan during the period covered by the SBA's hardship accommodation plan (under which only $575 of the regular $5,747 monthly payment was being applied during the first half of fiscal year 2025), and (ii) increased average outstanding balances on the Company's revolving credit facilities, including the Chase business line of credit and business credit card accounts.

Net Loss.

Net loss was $217,787 in fiscal year 2025 compared to a net loss of $35,561 in fiscal year 2024. The increase in net loss was primarily attributable to gross margin compression driven by import tariffs, partially offset by reductions in operating expenses.

Liquidity and Capital Resources

Cash and Working Capital.

Cash and cash equivalents totaled $477,754 at December 31, 2025, compared to $271,243 at December 31, 2024. The increase reflected proceeds received from the initial closings of the Company's Regulation Crowdfunding offering, partially offset by operating losses and an increase in inventory levels. Working capital (current assets less current liabilities) was $732,688 at December 31, 2025, compared to $399,125 at December 31, 2024.

Inventory.

Inventory increased to $541,670 at December 31, 2025, from $315,734 at December 31, 2024. The increase reflected the Company's deliberate stockpiling of inventory in advance of certain threatened tariff increases during fiscal year 2025, which positioned the Company to maintain product availability during the most volatile portion of the trade policy cycle.

Reliance on Revolving Credit.

During fiscal year 2025, the Company increased its reliance on revolving credit facilities to manage working capital through the period of tariff uncertainty. The aggregate balance on the Company's business credit card accounts increased from $8,831 at December 31, 2024 to $110,513 at December 31, 2025. The Chase business line of credit decreased modestly from $188,733 to $170,599 over the same period. Material terms of the Company's indebtedness are described under Question 13.

Indebtedness.

The Company's total indebtedness at December 31, 2025 was approximately $1,584,169, of which $281,112 represented current obligations (the Chase line of credit and aggregate credit card balances) and $1,303,057 represented long-term obligations (the SBA Economic Injury

Disaster Loan and Revenue Sharing Agreements). The Company was current on all required payments at year-end. See Question 13 for material terms.

Financing Activities.

During fiscal year 2025, the Company received approximately $595,508 in net cash proceeds (after platform fees) from the initial closings of its Regulation Crowdfunding offering on the Wefunder platform. The aggregate Purchase Amount of SAFEs issued during fiscal year 2025 was $626,850 across the August 2025 and October 2025 closings; the difference between gross Purchase Amount and net cash represents Wefunder platform and offering-related fees.

Income Taxes.

The Company has not paid federal income taxes during fiscal year 2025 or fiscal year 2024 due to net operating losses. The Company has net operating loss carryforwards available to offset future taxable income, subject to applicable limitations.

Subsequent Events Affecting Liquidity

Subsequent to fiscal year-end, the following events have affected the Company's liquidity position:

- **Final closing of Regulation Crowdfunding offering.** On April 6, 2026, the Company's Regulation Crowdfunding offering on the Wefunder platform held its final closing, generating an additional $123,345 in aggregate Purchase Amount. Total offering proceeds across all closings were $750,195. See Question 14.

- **Second SBA hardship accommodation.** Effective May 19, 2026, the Company entered into a second hardship accommodation plan with the SBA, pursuant to which monthly payments on the SBA EIDL will be temporarily reduced by 50% to $2,873.50 per month for a period of six months. See Question 13.

- **Anticipated tariff refund.** The Company has applied for a refund from U.S. Customs and Border Protection of approximately $119,534 in tariff duties paid on prior imports. As of the date of this report, the refund has not been received and was not recorded as a receivable on the Company's December 31, 2025 balance sheet. There can be no assurance as to when, or whether, the refund will be received.

- **Cash position.** As of April 29, 2026, the Company's cash and cash equivalents were approximately $476,524.

Going Concern

The Company experienced a net loss of $217,787 in fiscal year 2025, primarily as a result of margin compression caused by elevated import tariffs on Chinese-manufactured goods. As of December 31, 2025, the Company had a stockholders' deficit and substantial outstanding indebtedness, the material terms of which are described under Question 13.

In connection with the completion of its Regulation Crowdfunding offering on April 6, 2026, the Company received aggregate proceeds of $750,195, providing additional liquidity. The Company expects to return to operating profitability during fiscal year 2026 as gross margins improve following the transition of the Company's bike production from China to Vietnam (see Question 5) and as higher-tariff inventory acquired during fiscal year 2025 is sold through. Based on the Company's current liquidity position and management's expectations regarding future operations, management believes the Company has sufficient resources to continue as a going concern for at least the next twelve months. There can be no assurance, however, that management's expectations regarding future operations will be realized; risks and uncertainties affecting the Company's results are described under Question 6 and elsewhere in this annual report.

Comparability with Previously Filed Financial Information

The fiscal year 2024 amounts presented in this annual report reflect the Company's books and records as currently maintained in the Company's general ledger system. These amounts may differ in certain respects from the fiscal year 2024 amounts previously presented in the Company's offering statement on Form C dated September 12, 2025, which were derived from financial statements independently reviewed by Mongio and Associates CPAs, LLC. The previously reviewed financial statements included certain reclassifications and adjustments that are not reflected in the comparative fiscal year 2024 amounts presented herein. Investors seeking the previously reviewed fiscal year 2024 statements may refer to the Company's Form C filing on the SEC's EDGAR system.

Classification of Outstanding SAFEs

The Company's outstanding Simple Agreements for Future Equity (SAFEs), the material terms of which are described under Question 7, are presented within the Company's equity section on the balance sheet at the net cash proceeds received by the Company ($595,508 at December 31, 2025). Management acknowledges that, depending on the application of U.S. generally accepted accounting principles to the specific terms of the SAFEs, the SAFEs may be reclassifiable as a liability or as mezzanine equity in audited or independently reviewed financial statements. If the SAFEs were reclassified out of equity to a liability, total liabilities at December 31, 2025 would increase, and the stockholders' deficit would correspondingly increase, by the amount reclassified. The Company has elected to retain the current presentation pending further evaluation.

Outlook

The Company's strategic priorities for fiscal year 2026 are described under Question 5, "Business and Anticipated Business Plan." Investors are cautioned that forward-looking statements regarding the Company's anticipated business plan are subject to substantial risks and uncertainties, and actual results may differ materially. See Question 6 for a discussion of risk factors.

FINANCIAL INFORMATION

18. Include financial statements covering the two most recently completed fiscal years.

The Company's financial statements for the fiscal year ended December 31, 2025, with comparative information for the fiscal year ended December 31, 2024, are presented below. The financial statements consist of (i) Statements of Financial Position (Balance Sheet), (ii) Statements of Operations, (iii) Statement of Changes in Stockholders' Equity (Deficit), (iv) Statements of Cash Flows, and (v) Notes to the Financial Statements.

These financial statements are unaudited and have not been reviewed by an independent certified public accountant. They have been prepared by management from the books and records of the Company maintained in the Company's general ledger system (Xero) and are certified as to truth and completeness in all material respects by the Company's Principal Executive Officer in accordance with Rule 202(a)(1) of Regulation Crowdfunding.

Statements of Financial Position

As of December 31, 2025 and December 31, 2024 — Unaudited

	December 31, 2025	December 31, 2024
ASSETS		
Current Assets		
Cash and cash equivalents	$477,754	$271,243
Accounts receivable	$4,346	$14,541
Inventory	$541,670	$315,734
Prepaid expenses	$11,445	$30,268
Total current assets	**$1,035,215**	**$631,785**
Non-Current Assets		
Property, plant and equipment, net	$(4,406)	$(4,406)
Intangible assets — R&D project	$79,292	$49,385
Other non-current assets (security deposit and intangible)	$13,900	$19,926
Total non-current assets	**$88,785**	**$64,904**
TOTAL ASSETS	**$1,124,000**	**$696,689**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts payable	$21,415	$35,097
Line of credit — JPMorgan Chase	$170,599	$188,733
Business credit card balances	$110,513	$8,831
Total current liabilities	**$302,527**	**$232,660**
Non-Current Liabilities		
SBA EIDL loan	$1,206,957	$1,200,966
Product development revenue sharing agreements	$96,100	$96,100
Total non-current liabilities	**$1,303,057**	**$1,297,066**
TOTAL LIABILITIES	**$1,605,584**	**$1,529,726**
Commitments and Contingencies (See Note 4)		
Stockholders' Equity (Deficit)		

	December 31, 2025	December 31, 2024
Common Stock and additional paid-in capital	$240,780	$267,048
Crowdfunding investment proceeds (SAFEs)	$595,508	$0
Accumulated deficit	$(1,317,871)	$(1,100,084)
Total stockholders' equity (deficit)	**$(481,584)**	**$(833,037)**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	**$1,124,000**	**$696,689**

Statements of Operations

For the years ended December 31, 2025 and December 31, 2024 — Unaudited

	Year Ended Dec 31, 2025	Year Ended Dec 31, 2024
Revenue	$2,006,092	$2,317,410
Cost of goods sold	$1,038,398	$1,153,760
Gross profit	**$967,695**	**$1,163,650**
Direct labor	$310,545	$302,422
Contribution margin	**$657,150**	**$861,228**
Operating Expenses		
Facilities	$91,747	$158,001
Marketing	$99,886	$134,770
Indirect labor	$347,379	$288,533
Other operating expenses	$208,512	$183,229
Total operating expenses	**$747,522**	**$764,534**
Operating income (loss)	**$(90,373)**	**$96,694**
Other Income (Expense)		
Product recall expense	$(190)	$(4,772)
Legal expenses (potential merger)	$0	$(16,677)
Crowdfunding offering expenses	$(40,324)	$(27,758)
Total other income (expense)	**$(40,514)**	**$(49,207)**
Interest and Depreciation		

	Year Ended Dec 31, 2025	Year Ended Dec 31, 2024
Interest expense	$(86,901)	$(75,598)
Depreciation	$0	$(7,451)
Total interest and depreciation	**$(86,901)**	**$(83,049)**
Net loss	**$(217,787)**	**$(35,561)**

Statement of Changes in Stockholders' Equity (Deficit)

For the years ended December 31, 2025 and December 31, 2024 — Unaudited

	Common Stock & APIC	SAFE Proceeds	Accumulated Deficit	Total Equity (Deficit)
Balance at January 1, 2024	**$293,079**	**$0**	**$(1,064,523)**	**$(771,443)**
Distributions to certain stockholders (BCH and HEC)	$(26,032)	$0	$0	$(26,032)
Net loss	$0	$0	$(35,561)	$(35,561)
Balance at December 31, 2024	**$267,048**	**$0**	**$(1,100,084)**	**$(833,037)**
Distributions to certain stockholders (BCH and HEC)	$(26,268)	$0	$0	$(26,268)
Issuance of SAFEs (Wefunder Reg CF offering, net of fees)	$0	$595,508	$0	$595,508
Net loss	$0	$0	$(217,787)	$(217,787)
Balance at December 31, 2025	**$240,780**	**$595,508**	**$(1,317,871)**	**$(481,584)**

Statements of Cash Flows

For the years ended December 31, 2025 and December 31, 2024 — Unaudited

	Year Ended Dec 31, 2025	Year Ended Dec 31, 2024
OPERATING ACTIVITIES		
Receipts from customers	$2,009,760	$2,317,611

	Year Ended Dec 31, 2025	Year Ended Dec 31, 2024
Payments to suppliers and employees	$(1,557,353)	$(1,611,083)
Cash receipts from other operating activities	$2,271	$9,244
Net cash provided by operating activities	**$454,679**	**$715,772**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	$1,617	$7,714
Purchase of property, plant and equipment	$(31,524)	$(47,746)
Other investing activities (R&D project intangibles and inventory build)	$(883,618)	$(595,068)
Net cash used in investing activities	**$(913,525)**	**$(635,100)**
FINANCING ACTIVITIES		
Net financing activities (SAFE proceeds, debt service, distributions, credit facility activity)	$663,737	$16,765
Net cash provided by financing activities	**$663,737**	**$16,765**
Net increase in cash and cash equivalents	**$204,891**	**$97,437**
Cash and cash equivalents at beginning of period	$269,739	$172,302
Cash and cash equivalents at end of period	**$474,631**	**$269,739**

Note: Beginning and ending cash and cash equivalents in these Statements of Cash Flows reflect the Company's primary operating cash accounts as captured in the Company's cash flow reports. The amounts may differ modestly from cash and cash equivalents on the Statements of Financial Position, which include all cash accounts of the Company.

Notes to the Financial Statements

Note 1 — Organization and Nature of Activities

Bunch Bikes, Inc. ("the Company") was originally formed as a Texas limited liability company on November 10, 2017, and was subsequently converted to a Delaware corporation on January 23, 2020. The Company designs, imports, and sells electric cargo bicycles. The Company's headquarters is located in Denton, Texas. The Company's customers are located in the United States and Canada.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation.

These financial statements have been prepared on the accrual basis from the books and records of the Company as maintained in the Company's general ledger system (Xero). The financial statements are unaudited and have not been reviewed by an independent certified public accountant. Management has prepared these financial statements in accordance with U.S. generally accepted accounting principles ("GAAP") in all material respects, except as specifically disclosed in these notes. The Company's fiscal year ends on December 31.

Comparability with Prior Periods.

The fiscal year 2024 amounts presented in these financial statements are derived from the Company's books and records as currently maintained. These amounts may differ in certain respects from amounts previously presented in the Company's offering statement on Form C dated September 12, 2025, which were derived from financial statements independently reviewed by Mongio and Associates CPAs, LLC. The previously reviewed financial statements included certain reclassifications and adjustments that are not reflected in the comparative fiscal year 2024 amounts presented herein. Investors seeking the previously reviewed fiscal year 2024 financial statements may refer to the Company's Form C filing on the SEC's EDGAR system.

Departures from Prior Reviewed Presentation.

The financial statements presented herein differ from the Company's independently reviewed financial statements for fiscal year 2024 in the following material respects, which result from the Company presenting financial statements directly from its general ledger without certain GAAP-specific adjustments that an independent reviewer applied:

- **Lease accounting (ASC 842).** These financial statements do not present a Right-of-Use asset or Lease Liability for the Company's operating lease commitments under ASC 842, which the Company's prior reviewed financial statements presented. The lease commitment terms are disclosed in Note 4.

- **Stock-based compensation expense (ASC 718).** These financial statements do not present a separately calculated stock-based compensation expense for fiscal year 2025. The Company's prior reviewed financial statements applied ASC 718 to compute and recognize stock-based compensation expense (which was $7,397 in fiscal year 2024). The Company's outstanding stock options and their material terms are described in Note 6.

- **SAFE classification.** The Company's outstanding Simple Agreements for Future Equity (SAFEs) issued in connection with its Regulation Crowdfunding offering are presented within Stockholders' Equity at the net cash proceeds received by the Company. Depending on the application of GAAP to the specific terms of the SAFEs, the SAFEs may be reclassifiable as a liability or as mezzanine equity in audited or independently reviewed financial statements. If the SAFEs were reclassified out of equity to a liability, total liabilities at December 31, 2025 would increase, and the stockholders' deficit would correspondingly increase, by the amount reclassified ($595,507.50).

Use of Estimates.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents.

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Revenue Recognition.

The Company recognizes revenue in accordance with ASC 606. The Company generates revenue primarily from the sale of electric cargo bikes directly to consumers through its website. The Company's primary performance obligation is the delivery of the product to the customer. Revenue is recognized at the time of delivery when control of the product transfers to the customer. Customers typically pay the full purchase price upfront at the time of order. The Company offers a 30-day return policy from the date of delivery.

Inventory.

Inventory consists of finished goods (assembled and unassembled electric cargo bikes) and parts. Inventory is stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis.

Income Taxes.

The Company is subject to U.S. federal and state income taxes. The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Company's primary deferred tax asset is its net operating loss ("NOL") carryforward. As of the Company's 2024 federal tax return, the Company had federal NOL carryforwards of approximately $1,209,260, comprised of NOLs originating in 2021 ($446,805), 2022 ($694,477), 2023 ($41,392), and 2024 ($26,586). The Company's 2025 federal tax return has not yet been finalized; based on the Company's book net loss of $217,787 for fiscal year 2025, the Company expects its federal NOL carryforward at December 31, 2025 to be approximately $1,427,000, subject to any book-to-tax differences identified upon completion of the Company's 2025 tax return. A full valuation allowance has been recorded against the deferred tax asset due to the uncertainty of future positive taxable income to utilize the NOL. No federal or state income taxes were paid during fiscal year 2025 or fiscal year 2024.

Note 3 — Related Party Transactions

Related party transactions are disclosed under Question 15 of this annual report. During fiscal year 2025, the Company paid an aggregate of $26,267.56 in pro-rata cash flow distributions to two of the Company's investors, Barbara Corcoran Holdings, LLC and Herjavec Entertainment Corp, pursuant to existing contractual arrangements described under Question 7. The Company's Founder and CEO, Aaron Powell, received salary of $148,849.55 during fiscal year 2025 in his capacity as the Company's sole executive officer.

Note 4 — Commitments and Contingencies

Litigation.

The Company is not currently a party to any material pending legal proceedings.

Lease Commitments.

In January 2025, the Company entered into a 25-month operating lease for its commercial facility in Denton, Texas. The lease requires monthly base rent payments of $3,750 during the first twelve months and $3,900 during months 13 through 25, expiring January 31, 2027. The lease has no renewal options and no escalation clauses other than as described. As described in Note 2 (Departures from Prior Reviewed Presentation), the Company has not recognized a Right-of-Use asset or Lease Liability for this lease in these financial statements.

Future minimum lease payments:

Year ending December 31,	Operating Lease Payments
2026	$46,800
2027 (one month)	$3,900
Total future minimum lease payments	**$50,700**

Note 5 — Liabilities and Debt

The Company's outstanding indebtedness at December 31, 2025 consists of: (a) a U.S. Small Business Administration Economic Injury Disaster Loan with an outstanding balance of $1,206,957.12; (b) a JPMorgan Chase business line of credit with an outstanding balance of $170,599.23; (c) aggregate business credit card balances totaling $110,513.01 across accounts with American Express, JPMorgan Chase, and Citibank; and (d) Product Development Revenue Sharing Agreements with an outstanding balance of $96,100.00. Material terms of each are described under Question 13 of this annual report. The Company was current on all required payments as of December 31, 2025.

Debt Principal Maturities (5 Years Subsequent to 2025).

Year	Approximate Principal Maturities
2026	$31,000
2027	$42,000
2028	$41,000
2029	$43,000
2030	$46,000
Thereafter (through SBA EIDL maturity in 2050)	$1,180,000
Total	**$1,383,000**

The schedule above presents combined approximate principal maturities for the SBA EIDL loan and the Chase business line of credit. Assumptions: SBA EIDL principal maturities are computed assuming 6 months of regular $5,747 monthly payments and 6 months of reduced $2,873.50 monthly payments under the second hardship accommodation plan during 2026, and 12 months of $5,747 regular monthly payments thereafter, with interest accruing at 3.75% per annum. Chase business line of credit principal maturities are computed using the contractually required minimum monthly payment, which is the greater of (i) $100 or accrued interest plus 1/100 of the unpaid principal balance prior to the July 18, 2029 final availability date, or (ii) $250 or accrued interest plus 1/60 of the unpaid principal balance thereafter, with interest accruing at the December 2025 stated rate of 11.50% per annum. Credit card balances are revolving and are not included in this schedule. Revenue Sharing Agreements have no fixed maturity and are settled from product revenue. The Company may elect to make payments in excess of the contractual minimum, which would accelerate principal pay-down.

Note 6 — Equity

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. As of December 31, 2025 and December 31, 2024, 7,860,506 shares of Common Stock were issued and outstanding. The Company has not authorized any class or series of Preferred Stock. Material terms of the Common Stock, the Company's outstanding stock options (112,327 outstanding at a weighted-average exercise price of $0.39), the Wefunder SAFEs, and the special rights of certain investors (BCH and HEC) are described under Question 7 of this annual report.

Note 7 — Subsequent Events

The Company has evaluated events subsequent to December 31, 2025 through the date these financial statements were available to be issued. The following subsequent events are disclosed:

- **Final closing of Regulation Crowdfunding offering.** On April 6, 2026, the Company's Regulation Crowdfunding offering on the Wefunder platform held its final closing, generating an additional $123,345 in aggregate Purchase Amount. Total offering proceeds across all closings were $750,195.

- **Second SBA hardship accommodation.** Effective May 19, 2026, the Company entered into a second hardship accommodation plan with the SBA, pursuant to which monthly payments on the SBA EIDL will be temporarily reduced by 50% to $2,873.50 per month for a period of six months.

- **Tariff refund application.** Subsequent to December 31, 2025, the Company applied to U.S. Customs and Border Protection for a refund of approximately $119,534 in tariff duties paid on prior imports. The refund had not been received and was not recorded as a receivable on the December 31, 2025 balance sheet. There can be no assurance as to when, or whether, the refund will be received.

Note 8 — Tariff Exposure and Supply Chain Risk

During fiscal year 2025, the Company's primary manufacturing source in China became subject to significantly increased U.S. import tariffs, with rates fluctuating from 25% to 145% before settling at 45% following a U.S./China trade agreement. As a result, the Company experienced higher product costs, raised retail prices, and saw reduced gross profit margins during the year. The Company has identified a contract manufacturer in Vietnam and initiated a transition of its production. The full financial impact of the tariffs and the supply chain transition cannot be reasonably estimated.

Principal Executive Officer Certification

I, Aaron Powell, the Principal Executive Officer of Bunch Bikes Inc., hereby certify that the financial statements included in this annual report on Form C-AR are true and complete in all material respects.

_____

Aaron Powell

Founder and Chief Executive Officer

Date: _____

STAKEHOLDER ELIGIBILITY

19. Bad Actor Disqualification Questions.

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Convicted of a felony or misdemeanor (purchase/sale of security; false filing; broker-dealer business)? No

(2) Subject to a court order/injunction (purchase/sale of security; false filing; broker-dealer business)? No

(3) Subject to a final order of state or federal regulator? No

(4) Subject to an SEC order under Sections 15(b)/15B(c) Exchange Act or 203(e)/(f) Investment Advisers Act? No

(5) Subject to an SEC cease-and-desist order? No

(6) Suspended/expelled from a registered national securities exchange or association? No

(7) Subject of a refusal/stop order/suspension order under Regulation A? No

(8) Subject to a U.S. Postal Service false representation order? No

OTHER MATERIAL INFORMATION

20. In addition to the information expressly required to be included in this Form, include any other material information presented to investors and such further material information as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

None. The Company is not aware of any other material information not otherwise disclosed in this annual report that would be necessary to make the statements herein, in the light of the circumstances under which they are made, not misleading.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Bunch Bikes Inc.

By: _____

Aaron Powell, Founder & CEO

Date: _____

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

_____

Aaron Powell

Founder & CEO (Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, and sole Director)

Date: _____